Filed pursuant to Rule 433

Registration Statement No. 333-185462

January 12, 2015

FOR IMMEDIATE RELEASE

January 12, 2015

MEXICO D.F., MEXICO —

New Notes Offering

The United Mexican States (“Mexico”) announced today that it has priced a global offering (the “New Notes Offering”) of U.S.$1,000 million aggregate principal amount of its 3.600% Global Notes due 2025 (the “2025 New Notes”) and U.S.$3,000 million aggregate principal amount of its 4.600% Global Notes due 2046 (the “2046 New Notes” and together with the 2025 New Notes, the “New Notes). The offering of the 2025 New Notes and the offering of the 2046 New Notes are not contingent upon one another. The 2025 New Notes will be consolidated and form a single series with, and be fungible with, the outstanding U.S. $2,000,000,000 3.600% Global Notes due 2025 (CUSIP No. 91087BAA8, ISIN US91087BAA89, Common Code 111995923), previously issued by Mexico.

The aggregate principal amount of New Notes includes approximately U.S.$2,000 million intended to fund the purchase of outstanding debt in the concurrent tender offer described below, and the amount may be adjusted based on final acceptances in the tender offer. The closing of the New Notes Offering is expected to occur on Friday, January 23, 2015.

BofA Merrill Lynch, Credit Suisse and Morgan Stanley served as Joint Lead Managers for the New Notes Offering.

The New Notes Offering was made only by means of a preliminary pricing supplement, a prospectus supplement and accompanying base prospectus. Copies of the preliminary pricing supplement, the final pricing supplement (when filed) and the related prospectus supplement and base prospectus for the Offering may be obtained by contacting: BofA Merrill Lynch, by calling 1-800-294-1322 (U.S. toll free), or Credit Suisse, by calling 1-800-221-1037 (U.S. toll free), or Morgan Stanley, by calling 1-866-718-1649 (U.S. toll free).

Application will be made to have the New Notes listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Mexico’s previously announced tender offer (the “Tender Offer”) to purchase the notes of the series listed in the first and second tables below (collectively, the “Old Notes”) subject to the terms and conditions contained in the Offer to Purchase, dated January 12, 2015 (the “Offer to Purchase”) expired as scheduled at 4:00 p.m., New York City time, today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The purchase prices to be paid for each series of the Old Notes validly tendered and accepted pursuant to the Tender Offer were calculated in accordance with the procedures set forth in the Offer to Purchase and Mexico’s press release issued earlier today, based on (i) the U.S. Treasury Rate for such series, which is a yield to maturity based on the bid-side price of the Reference U.S. Treasury Security identified for such series in the tables below and (ii) the Fixed Spread for such series set forth in the tables below.

Table 1: Tranche A Old Notes

Tranche A Old Notes	Outstanding Principal Amount as of January 9, 2015		ISIN	CUSIP	Reference U.S. Treasury Security	U.S. Treasury Rate (1)	Fixed Spread (basis points)	Purchase Price (2)
11.375% Global Bonds due 2016 (“2016 Bonds”)	U.S.$	1,585,706,000	US593048BA88	593048BA8	0.625% due 12/31/16	0.549%	10	U.S.$	1,176.03
5.625% Global Notes due 2017 (“2017 Notes”)	U.S.$	2,838,533,000	US91086QAU22	91086QAU2	0.625% due 12/31/16	0.549%	75	U.S.$	1,084.55
5.950% Global Notes due 2019 (“2019 Notes”)	U.S.$	1,930,236,000	US91086QAW87	91086QAW8	1.625% due 12/31/19	1.382%	95	U.S.$	1,142.74
5.125% Global Notes due 2020 (“2020 Notes”)	U.S.$	2,002,724,000	US91086QAY44	91086QAY4	1.625% due 12/31/19	1.382%	116	U.S.$	1,120.24
8.000% Global Notes due 2022 (“2022 Notes”)	U.S.$	611,193,000	US91086QAJ76	91086QAJ7	2.250% due 11/15/24	1.910%	108	U.S.$	1,341.36

[1]	Calculated using the bid-side price of the Reference U.S. Treasury Security on Bloomberg Page PXI, as further described in the Offer to Purchase.
[2]	Per U.S.$1,000 principal amount of Old Notes tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Old Notes tendered and accepted for purchase.

Table 2: Tranche B Old Notes

Tranche B Old Notes	Outstanding Principal Amount as of January 9, 2015		ISIN	CUSIP	Reference U.S. Treasury Security	U.S. Treasury Rate (1)	Fixed Spread (basis points)	Purchase Price (2)
11.500% Global Notes due 2026 (“2026 Notes”)	U.S.$	320,945,000	US593048AX90	593048AX9	3.125% due 08/15/44	2.501%	120	U.S.$	1,715.78
8.300% Global Notes due 2031 (“2031 Notes”)	U.S.$	1,179,352,000	US91086QAG38	91086QAG3	3.125% due 08/15/44	2.501%	140	U.S.$	1,533.09
7.500% Global Notes due 2033 (“2033 Notes”)	U.S.$	823,461,000	US91086QAN88	91086QAN8	3.125% due 08/15/44	2.501%	168	U.S.$	1,420.17
6.750% Global Notes due 2034 (“2034 Notes”)	U.S.$	2,312,412,000	US91086QAS5	91086QAS7	3.125% due 08/15/44	2.501%	168	U.S.$	1,342.28
6.050% Global Notes due 2040 (“2040 Notes”)	U.S.$	3,906,147,000	US91086QAV5	91086QAV0	3.125% due 08/15/44	2.501%	188	U.S.$	1,251.88

[1]	Calculated using the bid-side price of the Reference U.S. Treasury Security on Bloomberg Page PXI, as further described in the Offer to Purchase.
[2]	Per U.S.$1,000 principal amount of Old Notes tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Old Notes tendered and accepted for purchase.

At or around 9:00 a.m., New York time, on Tuesday, January 13, 2015, Mexico expects (i) to instruct Morgan Stanley as the Billing and Delivering Bank to accept, subject to proration and other terms and conditions as described in the Offer to Purchase, valid Preferred and Non-Preferred Tenders and (ii) to announce the Tranche A Maximum Purchase Amount, the Tranche B Maximum Purchase Amount and the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of each series of Old Notes that have been accepted and whether any proration has occurred.

The Dealer Managers for the Tender Offer were:

BofA Merrill Lynch One Bryant Park, 8th Floor New York, New York 10036	Credit Suisse Eleven Madison Avenue New York, New York 10010	Morgan Stanley 1585 Broadway New York, New York 10036

Attention: Debt Advisory Services In the United States: +1-888- 292-0070 (toll free)	Attention: Liability Management Group In the United States: +1-800- 820-1653 (toll free)	Attention: Liability Management Group In the United States: +1-800- 624-1808 (toll free)

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/ums or obtained from the Information Agent, D.F. King & Co., Inc., at ums@dfking.com or from any of the Dealer Managers.

Mexico has filed a registration statement (including the preliminary pricing supplement, prospectus supplement and the prospectus) with the SEC for the New Notes Offering and the issuance of New Notes. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and such New Notes Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Notes Offering and the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the pricing supplement and the accompanying prospectus supplement and prospectus.

The New Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Notes.

The New Notes Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer does not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Notes Offering and the Tender Offer will be exclusively conducted under applicable private placement exemptions and have therefore not been, and will not be, notified to, and any other offer material relating to the New Notes Offering has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

The New Notes Offering as well as the New Notes Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

The New Notes and the Old Notes will not be registered under Law 18,045, as amended, of Chile with the SVS and, accordingly, the New Notes and the Old Notes cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance of Chile.

The Old Notes have not been and will not be registered before the Colombian National Registry of Securities and Issuers or with any Colombian Securities Exchange or Treading System. The Offer does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian Law and shall be valid in Colombia only to the extent permitted by Colombian law. The Old Notes may only be tendered inside the Territory of the Republic of Colombia to the extent permitted by Colombian law. The offer is for the sole and exclusive use of the addressee as a designated individual/investor, and cannot be considered as being addressed to or intended for the use of any third party, including any of such party’s shareholders, administrators or employees, or by any other third party resident in Colombia. The information contained in this Offer is provided for assistance purposes only and no representation or warranty is made as to the accuracy or completeness of the information contained herein. Please note that, under Colombian

Regulations, any offering addressed to 100 or more named individuals or companies shall be considered as a public offering, requiring prior approval of Colombia’s Financial Superintendency and listing on the Colombian Stock Exchange.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

In Luxembourg, this announcement has been prepared on the basis that the New Notes Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

The New Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The New Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the New Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the New Notes or that the information contained in this communication or any pricing supplement and the related prospectus supplement and prospectus is accurate or complete. Mexico has prepared this communication and any pricing supplement and the related prospectus supplement and prospectus, and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

The Offer to Purchase has not been approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). The Offer to Purchase may not be publicly made or distributed in Mexico, but may be made to qualified or institutional investors pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law.

The Offer is not intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

None of the offer materials related to the New Notes Offering or Tender Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), and such a non–public offer being made in accordance with said provision, as amended and restated, and supplemental rules enacted, or otherwise in reliance of an exemption from registration available thereunder.

Neither the communication of this announcement nor any other offer material relating to the New Notes Offering or Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

The New Notes Offering and the Tender Offer qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. The New Notes and the Old Notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

Contact information:

D.F. King &Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

E-mail: ums@dfking.com

Call Collect:: +1 (212) 269-5550

Call Toll-Free: (877) 283-0317

website: www.dfking.com/ums

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.